Exhibit 99.1

31 January 2020

Dear Shareholders:

You are cordially invited to attend the Extraordinary General Meeting of InterXion Holding N.V., to be held on 27 February 2020, beginning at 10:00 Central European Time at the Novotel hotel, Taurusavenue 12, 2132 LS Hoofddorp, The Netherlands, to discuss, and resolve on certain corporate actions in connection with, the recommended tender offer on all issued and outstanding ordinary shares of InterXion Holdings N.V. by an indirect subsidiary of Digital Realty Trust, Inc.

The Company’s Board after due and careful consideration unanimously supports this tender offer and urges you to vote in favor of the various corporate actions proposed to the Extraordinary General Meeting.

Information about the meeting and the various matters on which the shareholders will be asked to vote on are included in the Notice of Extraordinary General Meeting and Proxy Statement that follow. Also included with the Proxy Statement that is mailed to shareholders is a proxy card and postage-paid return envelope. Please sign, date and mail the enclosed proxy card in the return envelope provided as promptly as possible, whether or not you plan to attend the meeting.

Sincerely,

David C. Ruberg
Chief Executive Officer

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO THE SHAREHOLDERS OF INTERXION HOLDING N.V.:

31 January 2020

Notice is hereby given that the Extraordinary General Meeting (the “Extraordinary General Meeting”) of InterXion Holding N.V. (the “Company”) will be held on 27 February 2020, beginning at 10:00 Central European Time (“CET”) at the Novotel hotel, Taurusavenue 12, 2132 LS Hoofddorp, The Netherlands, for the following purposes:

A. To discuss the recommended tender offer by Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.) (“Buyer”) (an indirect subsidiary of Digital Realty Trust, Inc. (“DLR” or “Parent”)) on all issued and outstanding ordinary shares of the Company, as set out in the DLR Exchange Offer Prospectus included in the Form S-4 filed with the Securities and Exchange Commission by DLR and Intrepid I B.V. (the “Offer”)1; and

B. To resolve on certain corporate actions in connection with the Offer (as set out below in the paragraph ‘Proposals’).

A. Explanation and Recommendation

Background to the Offer

On 29 October 2019, the Company, Buyer and DLR entered into a purchase agreement (such agreement, as may be amended from time to time, the “Purchase Agreement”) in connection with the Offer.2 After due and careful discussion and consideration, the Board unanimously determined that the Offer, the Purchase Agreement and the transactions contemplated in the Purchase Agreement are in the best corporate interest of the Company, its shareholders and other relevant stakeholders.

The business rationale of the combination between DLR and the Company and the Board’s recommendation are described in detail in the Form S-4 and Schedule 14D-9, which are included by reference in this Proxy Statement.

In summary, the Board has decided to support the Offer for a number of reasons. Without being exhaustive, certain pertinent factors are: (a) the consideration being offered (including a 19.6% premium to the market price on October 9, 2019, the trading day before TMT Finance reported that the Company had received inbound interest from potential bidders and was working with a financial advisor to explore strategic alternatives), (b) the strength of the combined companies and (c) the likelihood of consummation.

During its history as an independent entity, the Company has created strong market positions across the eleven European countries in which it currently operates, and it continues to seek opportunities to expand into new markets, for example in Africa. Today, the Company serves the mission critical requirements of many of the largest corporations in the world and has succeeded in creating thriving communities of interest that create ongoing value for its customers. At the same time, many of the Company’s large customers are seeking from their primary data center providers a broader range of products and services, including larger hyperscale data centers and, in some instances, a global footprint.

Cognizant of the evolving industry landscape and the sizeable opportunities being created by favorable secular trends, prior to the execution of the Purchase Agreement, the Company engaged in extensive discussions with nine potential counterparties over a four year period, including with DLR. Only one of these discussions resulted in a compelling or actionable proposal with respect to a strategic transaction. It was the discussions with DLR that yielded a common understanding that a combination of the two companies would bring together two significantly complementary businesses, allowing each to continue building on what had so far been created.

[1]	The Form S-4 is available online at: www.sec.gov
[2]	The Purchase Agreement is available online at: www.sec.gov

The opportunities for the Company to instill and implement its proven expertise in generating valuable communities of interest in highly connected data centers across DLR’s international footprint are substantial. Concurrently, the Company will gain access to DLR’s strong balance sheet and a lower cost of capital, its scale of operational resources and global reach. The combined organization will be able to meet the growing global demand from cloud and content platforms, IT service providers and enterprises seeking colocation, hybrid cloud and hyperscale data center solutions. Legacy IT architectures are being progressively re-engineered to remain relevant as modern business platforms gain presence. This is all proceeding against a backdrop of favorable secular trends characterized by immense growth in data, which needs to be collected, processed and transmitted around the world with minimal latency. The combined business will be particularly well placed to take advantage of these long-term opportunities on a global basis.

In addition to the compelling business reasons to create a combination between DLR and the Company, the Company believes that this transaction comes at the right time from a strategic perspective, DLR has access to capital and the transaction is actionable. After much analysis and consideration, these and other considerations have resulted in the Board supporting the Offer.

Why shareholders are asked for their vote

Pursuant to the Purchase Agreement, consummation of the Offer is subject to a number of conditions, including, but not limited to the adoption of certain post-offer reorganization and governance proposals that are put up for a vote in this Extraordinary General Meeting. These proposals are aimed at achieving a full transfer of ownership of the business of the Company and its subsidiaries to Buyer or an affiliate thereof, if the number of shares that have been validly tendered and not withdrawn under the Offer (including any shares held by DLR or its affiliates) is at least equal to such minimum number of shares required under the Purchase Agreement.

ACCORDINGLY, APPROVAL OF THESE RESOLUTIONS IS IMPORTANT TO ENABLE THE OFFER TO BE CONSUMMATED.

In addition, the shareholders of the Company will be asked at the Extraordinary General Meeting to grant discharge to the Company’s Board for their acts of management or supervision, as applicable, up to the date of the Extraordinary General Meeting and to appoint certain individuals to replace the resigning members of the Board upon closing of the transactions set out in the Purchase Agreement.

The resolutions proposed to this Extraordinary General Meeting will only be effected after consummation of the Offer, and certain resolutions will only be effected upon the election of Buyer or DLR. This means that the shareholders that validly tender their shares under the Offer will not be affected by the contemplated proposals. Following consummation of the Offer, the shareholders tendering their shares will receive the offer consideration as described in the Offer. The shareholders not tendering their shares under the Offer will ultimately be subject to one or more of the post-offer reorganization and governance instruments proposed below. Such non-tendering shareholders will ultimately receive the following consideration for their shares:

(i) in the event that upon completion of the Offer 95% or more of the outstanding shares of the Company are held by DLR, Buyer or any of their affiliates (the “Compulsory Acquisition Threshold”), a consideration determined by the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het Gerechtshof Amsterdam); or

(ii) in the event that upon completion of the Offer the Compulsory Acquisition Threshold has not been achieved, a consideration which is equal to the consideration the tendering shareholders will receive for their shares under the Offer, subject however to applicable withholding taxes (including Dutch dividend withholding tax).

If the required vote on the proposals set out below is not achieved, a further Extraordinary General Meeting may be convened. During such subsequent meeting, the same proposals may be put to a vote again as well as other proposals the Board reasonably determines to be necessary in order to effect the transactions set out in the Purchase Agreement. If ultimately the required vote for the post-offer reorganization and governance proposals is not achieved, the Purchase Agreement may be terminated and the Offer be rescinded by Buyer. Approval by the Company’s general meeting of these proposals is therefore a necessity for the consummation of the Offer (unless waived by Buyer or DLR).

Our Board’s recommendation to vote FOR the proposals

Following a careful review of the Offer and as further explained in the Solicitation/Recommendation Statement filed with the Securities and Exchange Commission by the Company (the “Solicitation/Recommendation Statement”),3 the Board of the Company unanimously is of the view that consummation of the Offer is in the interest of the Company, its shareholders and the other stakeholders of the Company.

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RESOLUTIONS SET OUT BELOW.

Our CEO, David C. Ruberg, in his capacity as shareholder of INXN, entered into the tender and support agreement with Buyer. Pursuant to and subject to the terms of the tender and support agreement, Mr. Ruberg has irrevocably agreed to accept the offer in respect of INXN shares held by him and to vote in favor of all resolutions proposed by INXN at this Extraordinary General Meeting (and any subsequent meeting).

The background of the proposals put up for a vote in this Extraordinary General Meeting is further described in the Solicitation/Recommendation Statement and this Notice must be read in conjunction with the Solicitation/Recommendation Statement.

B. Proposals

The Board unanimously recommends a vote FOR each of the following proposals, each explicitly subject to the conditions set out in the detailed descriptions of the proposals set out in the proxy statement (whereby each of the capitalized terms has the meaning given to it in the Purchase Agreement, unless the context dictates otherwise):

1.	To approve the Legal Merger in accordance with the Legal Merger Proposal (the “Legal Merger Resolution”);

2.	To approve the Legal Demerger in accordance with the Legal Demerger Proposal (the “Legal Demerger Resolution”);

3.	To approve (A) the Asset Sale, and (B) the Post-Demerger Share Sale (together the “Sale Resolutions”);

4.

To approve (A) the dissolution of the Company, (B) the appointment of Stichting Vereffening InterXion (a foundation under Dutch law) as liquidator of the Company and approval of reimbursement of the Liquidator’s reasonable salary and costs, and (C) the appointment of Intrepid Midco B.V., an affiliate of Buyer, as the custodian of the books and records of the Company in accordance with Section 2:24 of the Dutch Civil Code (the “Liquidation Resolutions”);

5.

To grant full and final discharge to each member of the Company’s Board for their acts of management or supervision, as applicable, up to the date of the Extraordinary General Meeting (the “Discharge Resolution”);

6.

To approve the proposed conversion into a private company with limited liability (een besloten vennootschap met beperkte aansprakelijkheid) and amendment of the articles of association of the Company as set forth in Annex C hereto (the “Conversion and Amendment Articles”) and to authorize each lawyer, paralegal and (prospective) civil law notary at De Brauw Blackstone Westbroek N.V. in Amsterdam, to execute the deed of conversion and amendment of the articles of association of the Company (the “Conversion and Amendment Articles Resolution”); and

[3]	The Schedule 14D-9 (Solicitation/Recommendation Statement) is available online at: www.sec.gov

7.

To appoint each of the following nominees: (i) Jeff Tapley, as executive director, and (ii) Andrew P. Power, (iii) Gregory S. Wright and (iv) Joshua A. Mills, as non-executive directors of the Company’s Board to replace the resigning directors of the Company’s Board (the “Appointment Resolutions” and together with the Conversion and Amendment Articles Resolution, the “Governance Resolutions”).

Each of the Appointment Resolutions set out under item 7 above will be subjected to the Extraordinary General Meeting as a separate voting item.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting to be held on 27 February 2020: The Proxy Statement, the Schedule 14D-9 and the DLR Exchange Offer Prospectus are available at https://investors.interxion.com/egm.

Copies of the agenda for the Extraordinary General Meeting and related documents, including the proposed draft deed of conversion and amendment of the articles of association of the Company, and the names and information relating to the persons nominated as the new members of the Company’s Board may be obtained free of charge at the Company’s offices in Hoofddorp, The Netherlands, by shareholders and other persons entitled to attend the Extraordinary General Meeting and their representatives as of the date hereof until the close of the Extraordinary General Meeting. Copies of these documents are also available on the Company’s website (https://investors.interxion.com/egm).

The Board has determined that all holders of the ordinary shares of the Company as of the close of the New York Stock Exchange on 30 January 2020 (the “Record Date”), according to the American Stock Transfer & Trust Company, LLC’s share register or the Company’s shareholders’ register in the Netherlands, or such shareholders’ proxies, are entitled to attend and vote at the Extraordinary General Meeting.

In accordance with our Articles of Association, shareholders must inform the Company in writing of their intention to attend the Extraordinary General Meeting, and the Company must receive such notice by 17:00 CET on 20 February 2020. Notice to attend the Extraordinary General Meeting should be sent to: Investor Relations, InterXion Holding N.V., Scorpius 30, 2132 LR Hoofddorp, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than 17:00 CET on 20 February 2020. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the Record Date. Access to the Extraordinary General Meeting will be permitted only after verification of valid picture identification, such as a driver’s license or passport.

If you do not plan to attend the Extraordinary General Meeting, please complete, date and sign the proxy card provided and return it promptly in the envelope provided, which needs no postage if mailed in the United States. If you later desire to revoke your proxy, you may do so at any time before it is exercised.

* * * *

By Order of the Board of Directors,

David C. Ruberg
Chief Executive Officer